ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the "Agreement@ ) is dated as of January ___, 2004, by and between Speedemissions, Inc. a Florida corporation doing business in Georgia and maintaining a place of business at 1139 Senioa Road, Suite B, Tyrone, Georgia 30290 (the "Purchaser"), and NRH ENTERPRISES, INC. d/b/a PROCAM EMISSIONS and d/b/a GEORGIA EMISSIONS and HOLBROOK TEXACO, INC., d/b/a GEORGIA EMISSIONS having offices at 1869 Cobb Parkway, Suite 950, Marietta, Georgia 30008, (collectively referred to as the "Seller" and/or "Seller Parties").

BACKGROUND INFORMATION

Seller is in the business of providing vehicle emissions testing (the "Business"). This Agreement sets forth the terms and conditions upon which Purchaser is acquiring from Seller, and Seller is selling and delivering to the Purchaser those assets used by Seller in the operation of the Business and Purchaser is assuming certain liabilities of Seller with respect to the operation of the Business.

OPERATIVE PROVISIONS

1.         SALE AND TRANSFER OF ASSETS; CLOSING .

(1)  Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser and Purchaser shall purchase and acquire from Seller all of Seller = s right, title and interest in and to all of Seller=s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, as set forth on Schedule 1 (the "Assets") but excluding the "Excluded Assets". Notwithstanding the foregoing, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets or operations of the company except as herein otherwise provided.

(2)  Excluded Assets. Notwithstanding anything to the contrary contained in Section (1) or elsewhere in this Agreement, the following assets of Seller (collectively, the "Excluded Assets") are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of Seller after the Closing:

(a)  all minute books, stock records and corporate seals;

(b)  any equity securities of Seller held in treasury;

(c)       all personal records and other records that Seller is required by law to retain in its possession

      (d)        bank accounts

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     (e)        1995 Lexus ES400

(3)  Consideration. The consideration for the Assets (the "Purchase Price" ) will be $1,250,000, consisting in cash to be paid by the Purchaser to the Seller at Closing, via U.S bank wire transfer.

(4)  Liabilities

(a)  Purchaser shall not be liable for any obligations, duties, commitments, claims or liabilities of Seller (the "Retained Liabilities") other than the Assumed Liabilities. The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller and shall include without limitation those liabilities set forth on Schedule 2 attached hereto.

(b)       Closing. The closing (the "Closing") of the transactions contemplated by this Agreement (the "Contemplated Transactions") shall take place, subject to the satisfaction or waiver of the conditions set forth in this Agreement, including the conditions contained in Section 5 of this Agreement, at 3:00 p.m. on January 21, 2004, or such other date as may be agreed to by the parties (the "Closing Date" ), in the offices of H. Geoffrey Slade and Associates, Inc. 225 North Jeff Davis Drive, Fayetteville.

(c)         Break-up. In the event this transaction were not to close, Speedemissions, Inc. agrees to pay a break-up fee of $125,000.00 to the Seller Parties no later than January 21, 2004.

2.         REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES . The Seller, jointly and severally, represent and warrant to Purchaser as follows:

(1)   Organization; Power; Authority. Each Seller is organized, validly existing, and in good standing under the laws of the State of Georgia, with full corporate power and authority to carry on the Business as now being conducted and to own, operate and lease (as the case may be) the Assets and to perform all of its obligations. Seller has the power and authority to sell, assign, transfer, convey and deliver to Purchaser the Assets as contemplated by this Agreement and the execution, delivery and performance of this Agreement and the Contemplated Transactions have been properly and duly authorized by Seller. Seller has no subsidiaries. This Agreement and all other agreements executed in connection with the Contemplated Transactions constitute, or will constitute upon execution, the legal, valid and binding obligations of Seller, enforceable in accordance with their respective terms.

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(2)    No Conflict or Violation; Approvals. The execution, delivery and performance of this Agreement and the Contemplated Transactions will not (a) violate or conflict with Seller = s articles of organization or operating agreement; (b) cause a breach of, or a default under, or create any right for any party to accelerate, terminate, modify or require notice under or cancel, any contract, permit, authorization or concession that Seller is a party or by which any of the Assets are bound; (c) violate by Seller any law, rule, regulation, constitution, injunction, judgment, order, decree, ruling or other restriction of any government, government agency or court; or (d) impose any encumbrance, restriction or charge on the Business or on any of the Assets. No consent, approval or authorization of, or declaration, filing or registration with, any authority, or any other person or entity, is required to be made or obtained by Seller in connection with the execution, delivery and performance of the Agreement and the Contemplated Transactions, except as will have been received by Seller on or before the Closing Date.

(3)    Capitalization. This agreement has been expressly approved by all persons and entities who own 100% of the outstanding equity of Seller free and clear of all encumbrances. No other person has a contract right, whether by issuance, sale, transfer, or otherwise to any equity capital of the Seller.

(4)    Financial Statements. Seller has delivered to the Purchaser complete and correct copies of unaudited financial statements of the Seller for the periods ended and as of December 31, 2002 and as of September 30, 2003 (the "Financial Statements"). The Financial Statements were prepared in accordance with GAAP consistently applied throughout the periods indicated; are consistent with the books and records of the Business; and present fairly the financial condition and results of operations of the Business as of the date thereof and the period then ended.

(5)    Title. Except as otherwise set forth herein, Seller has good and marketable title to all of the Assets, free and clear of all liens, assignments, security interests, claims, mortgages, encumbrances or charges of any kind or nature ( "Liens"). On the Closing Date, Purchaser shall acquire good and marketable title to all of the Assets free and clear of all Liens. The Assets constitute all of the assets (tangible and intangible, and including, but not limited to, all intellectual property assets) necessary to operate the Business in the manner presently operated by Seller. Without limitation the Assets include all of Seller=s right, title, and interest in and to the following (in each case except for the Excluded Assets), wherever located.

   (a)  All of the Seller=s service, license, marketing and other similar agreements and sales contracts used directly or indirectly in or otherwise relating primarily to the Business (the "License Agreements").

  (b)  All of the Seller=s fixed assets, goods, equipment and other property used directly or indirectly in or otherwise relating primarily to the Business.

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(c)  All inventories of the Seller and all goods and supplies, in each case to the extent used directly or indirectly in or otherwise relating primarily to the Business (the "Inventory"). All items included in the Inventory consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of Seller except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Financial Statements, as the case may be. Inventory now on hand that was purchased after the date of the Financial Statements was purchased in the ordinary course of the Business of the Seller at a cost not exceeding market prices prevailing at the time of purchase. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive but are reasonable in the present circumstances of Business. Work-in-process Inventory is valued according to GAAP.

(d)  All contracts, agreements, licenses, commitments, arrangements, and permissions, whether written or oral, entered into in connection with or otherwise relating to the Business, including all non-competition, non-solicitation, work-for-hire, confidentiality and similar types of covenants and agreements with the Seller=s former employees and with the Seller = s employees who do not become employees of the Seller at or after Closing.

(e)  All business and marketing records, including accounting and operating records, asset ledgers, inventory records, reports, budgets, personnel and payroll records of employees of the Seller to be employed by the Seller, customer lists, supplier lists, information and data respecting leased or owned equipment, correspondence and mailing lists, advertising materials and brochures, and other business records used directly or indirectly in or otherwise relating primarily to the Business or the Assets, in whatever form they exist.

(6)        Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to Seller=s knowledge, threatened against or affecting the Assets or the operation of the Business before any foreign, federal, state, local or other governmental authority or agency.

(7)        Compliance with Laws. The operation of the Business and the Assets conform to the requirements of all applicable laws, rules, orders, ordinances, decrees and regulations of all governmental regulatory agencies, whether national, state or local, having jurisdiction thereover, and no material claim alleging nonconformity or noncompliance with respect to such matters has been made or threatened against Seller and/or the Assets or, to Seller = s knowledge, may in the foreseeable future be made by any such agency except as disclosed to Purchaser on a Schedule to this Agreement.

(8)        Absence of Undisclosed Liabilities. Except as and to the extent liabilities are specifically reflected on the Financial Statements or liabilities are incurred by Seller in the ordinary course in connection with Seller = s operation of the Business, Seller has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) including liabilities related to the ongoing construction of the newest locations

(9)        Employee Benefit Plans. If Seller has formal or informal health, dental, vision, life, retirement, profit sharing, deferred compensation, pension, stock options, sick leave or sick time employee benefit plans in effect, it will provide to Purchaser copies of all said policies 30 days prior to closing.

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(a)  Employee Relations. There is no labor strike, dispute, slowdown, stoppage, or similar activity pending or, to the knowledge of Seller threatened against Seller pertaining to the Business or the employees involved in the Business. There are no charges, investigations, administrative proceedings, or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap or veteran status) pending or, to the knowledge of Seller, threatened before the Equal Employment Opportunity Commission or any federal, state, or local agency or court against Seller pertaining to the Business or the employees of the Business, and, to the knowledge of Seller, no basis for any such charge, investigation, administrative proceeding, or complaint exists.

(b)  List of Plans and Obligations. There are no employee benefit plans except the employee medical plan.

(c)  Compliance. All of the Plans have been maintained, funded and administered in compliance, in all respects, with all applicable Laws, including but not limited to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Internal Revenue Code of 1986, as amended, and all regulations and rulings related thereto. There are no penalties, interest, or Taxes related to the Plans due to any federal or state authority.

(d)  No Liabilities or Obligations. Except as reflected on the Financial Statements, the Seller has no liabilities or obligations to any Beneficiaries, governmental authorities, or any other parties arising out of or relating to the Plans.

(e)  No Multi-Employer or Certain Other Plans. None of the Plans is a multi-employer plan, as defined in Section 3(37) of ERISA, or is subject to Title IV of ERISA or Code section 412; and neither Seller nor any affiliate of Seller has or has had any liability or other obligation in connection with any such multi-employer plan, or plan which is or was subject to Title IV of ERISA or Code section 412.

(10)     Insurance. There is no material claim pending under any policy of insurance as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Seller is otherwise in compliance with the terms of such policies and bonds. Seller has no knowledge of any threatened termination of any of such policies.

(11)     Worker=s Compensation Insurance Coverage and Claims. Seller has in full force and effect worker = s compensation coverage in each jurisdiction in which Seller is required to maintain such coverage by applicable state law. Seller has paid or accrued all workers = compensation premiums required to be paid in each jurisdiction in which Seller is required to maintain such coverage by applicable state law. Purchaser is aware that rates may increase due to recent expansion.

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(12)     Taxes. The Seller Parties have filed all required tax returns in connection with the Assets and the operation of the Business. All tax returns filed by Seller in connection with the Assets and the operation of the Business are true, correct, and complete. The Seller Parties have paid, or made provision for the payment of, all taxes that have or may have become due pursuant to tax returns that are or were required to be filed by Seller in connection with the Assets and the operation of the Business, or pursuant to any assessment received by Seller. There exists no proposed tax assessment against any member of the Seller in connection with the Assets and the operation of the Business. All taxes that Seller or the members of Seller are required to withhold or collect in connection with the operation of the Assets and the Business have been duly withheld or collected and, to the extent required, have been paid to the proper governmental body or other person.

(13)     Environmental Matters. The Seller parties have received no written notice of, nor do they have actual knowledge of, any violations under any applicable law, order, regulation, decree, permit, license, ordinance or other federal. State, county, provincial, local or foreign governmental requirements in effect as of the date hereof and/or the Closing Date relating to pollution, the protection of human health and the environment, or the spill of any hazardous substance in the environment. Environmental laws include, but are not limited to, the following statutes (and their implementing regulations);Comprehensive Environmental Response, compensation and Liability Act (42 U.S.C. 9601, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. 6901, et seq.), the Federal Water Pollution Control Act (33 U.S.C. 1251, et seq.), the clean Air Act (42 U.S.C. 7401, et seq.), the Toxic Substance Control Act (15 U.S.C. 2601, et seq.), the Emergency Planning Community Right to Know Act (42 U.S.C. 11001, et seq.), and the Occupational Safety and Health Act of 1970. "Hazardous Substance" means any petroleum, petroleum by-products, polychlorinated biphenyls and any other chemicals, materials, substances or wastes which are currently defined or regulated as "hazardous substances, "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wasted," "toxic substances," "toxic pollutants,"  "toxic air pollutants," "hazardous air pollutants," "pollutants," or "contaminants" under any Environmental Law.

(14)     Related Parties. Other than Seller=s salary and benefit obligations arising in the ordinary course of business, no related person or affiliated entity is a party to any contract (whether written or oral) with, or has any claim or right against, Seller. No related person or affiliated entity of Seller has, or within the past 12 months, have had, any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to Seller=s Business.

(15)     Broker=s or Finder=s Fees. Seller has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders = fees or any similar charges in connection with this Agreement or the Contemplated Transactions.

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(16)     Material Adverse Change. Since November 30, 2003, Seller has conducted the Business in the ordinary course and there has not been any material adverse change in the business, operations, prospects, assets, results of operations or condition (financial or other) of Seller or the Assets, and no event has occurred or, to the knowledge of the Seller Parties, no circumstances exists that may result in such a material adverse change except as noted for expansion.

(17)     Material Misstatements or Omissions. To Seller=s knowledge, no representations or warranties by Seller in this Agreement, nor any document, exhibit, statement, certificate or schedule furnished to Purchaser pursuant hereto, contains, or with respect to other documents to be delivered by Seller at Closing, will contain any untrue statement of a material fact, or omits to state any material fact necessary to make the statements or facts contained therein not misleading.

(18)     Information; Suitability. The Seller Parties, along with their advisors (i) have such knowledge and experience in financial and business matters that the Seller Parties are capable of evaluating the merits and risks of the Purchase Price consideration and the Contemplated Transactions, (ii) have been furnished with or otherwise been given the opportunity to inspect and review to their complete satisfaction all materials relating to the business, finances, and proposed operations of the Purchaser that have been requested by the Seller Parties, and (iii) have been afforded the opportunity to ask questions, and have received answers to their satisfaction, of the managers, officers, and other representatives of the Purchaser regarding the Purchaser and the Contemplated Transactions. The Seller Parties have sought such accounting, legal and tax advice as the Seller Parties have considered necessary to make an informed decision with respect to the Contemplated Transactions and have determined that the Purchase Price Consideration is fair and reasonable to the Seller Parties given the financial circumstances of the Seller Parties.

(19)     Intention. The Seller Parties have not entered into this Agreement or agreed to complete the Contemplated Transactions with the actual intent to hinder, delay, or defraud any creditor of the Seller Parties.

(20)     No Bankruptcy. Except as set forth in the Seller=s Disclosure Schedule, no petition in bankruptcy has been filed against either the Seller, any member of the Seller or any affiliate of either of them during the last seven years, and neither the Seller, any member of the Seller nor any affiliate of either of them in the last seven years has ever made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. Neither the Seller Parties nor any affiliate of the Seller Parties is contemplating the filing of a petition under any state or federal bankruptcy or insolvency laws. None of the Seller Parties has any knowledge of any person contemplating the filing of any such petition against it or an affiliate of the Seller Parties.

3.  REPRESENTATIONS AND WARRANTIES OF PURCHASER.  Purchaser represents and warrants to Seller as follows:

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(1)    Organization and Power. Purchaser is a duly organized and validly existing corporation. Purchaser has the power and authority to carry on its business in Georgia as now being conducted and to own, operate and lease its properties in the places where such business is now conducted and where such properties are now owned, leased or operated.

(2)  Authorization. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the Contemplated Transactions by the Purchaser have been duly authorized by the Purchaser. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms.

4.    COVENANTS.

(1)  Non-Compete Agreement. The Seller Parties and their shareholders and officers covenant and agree that for a period of two years following the Closing Date, the Seller Parties shall not individually or through any other Person or Affiliate of the Seller Parties, engage directly or indirectly in any Competitive Business anywhere in the Restricted Territory, whether such engagement be as an employer, officer, director, owner, investor, employee, partner, consultant or other participant in any Competitive Business. For purposes of this Agreement, "Person" shall mean a corporation, partnership, trust, limited liability company, association, or other business entity or an individual. "Affiliate" shall mean another Person controlled by, controlling, or under common control with the Seller Parties. "Competitive Business" means any business that is similar to the Business. "Restricted Territory" shall mean the 13 county Georgia trade area for emissions testing as defined by the Georgia Clean Air Force which is where Seller = s facilities and employees and the majority of the Seller = s customers are located. The Seller Parties acknowledge and agree that, given the nature of Seller = s business, the restrictions set forth in this Section 4 are necessary and reasonable in terms of the activities restricted, as well as the geographic and temporal scope of such restrictions. The Seller Parties further acknowledge and agree that if any of the provisions of this Section 4 shall ever be deemed to exceed the time, activity, geographic, or other limitations permitted by applicable law, then such provisions shall be and hereby are reformed to the maximum time, activity, geographic, or other limitations permitted by applicable law.

(2)  Non-Solicitation. For a period of two years following the Closing Date (a) the Seller Parties shall not individually or through any other Person or Affiliate of the Seller Parties, solicit for employment or hire any employee of the Purchaser without the prior written consent of the Purchaser, or (b) solicit Competitive Business from any entity who was an active or prospective customer of the Purchaser during the first two years following the Closing Date.

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(3)  Confidentiality. The Seller Parties shall not divulge or appropriate for its or their own use any Trade Secrets of the Purchaser or the Seller, during or after the Closing Date, for as long as the information remains a Trade Secret, and shall not make any unauthorized disclosure of Confidential Information about the Purchaser or Seller for a period of three years after the Closing Date. Notwithstanding the foregoing, (a) the Seller may make any copies of, distribute, or use any such Confidential Information as necessary to prepare for the completion of the Contemplated Transactions, and (b) the Seller may disclose Confidential Information and Trade Secrets to the extent disclosure is mandated by the legal requirements of the Seller, and to professional advisors, directors, and senior executives as reasonably necessary. This Agreement may also be disclosed to third parties if reasonably necessary to secure consents or approvals to consummate the Contemplated Transactions. "Trade Secrets" shall mean any information of the Seller or Purchaser (including but not limited to technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list or actual or potential customers or suppliers) which derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. For purposes of this Agreement, "Confidential Information" means any valuable, non-public, competitively sensitive information (other than Trade Secrets) concerning the Seller=s or the Purchaser=s financial position, results of operations, annual and long-range business plans, product or service plans, marketing plans and methods, training, educational and administrative manuals, client lists and employee lists obtained by the Seller Parties during their employment with the Seller; provided, however, that Confidential Information shall not include information to the extent that it is or becomes publicly known or generally utilized (other than because of the unauthorized disclosure of such information by the Members or their affiliates) by others engaged in the same business or activities in which the Seller or Purchaser utilized, developed or otherwise acquired such information.

(4)  Cooperation. The Seller Parties, on the one hand, and Purchaser, on the other hand, shall cooperate fully with each other and their respective employees, legal counsel, accountants and other representatives and advisers in connection with the steps required to be taken as part of their respective obligations under this Agreement; and shall, at any time and from time to time after the Closing Date, upon the request of the other, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may be reasonably required to satisfy and perform the obligations of such party hereunder, and to allow Purchaser to operate the Business after Closing in substantially the same the manner in which it was operated before the Closing.

(5)  Use of Name. The Seller Parties, on the one hand, and Purchaser, on the other hand, acknowledge and agree that, following the Closing, the Purchaser shall have full right, title and interest in and to the trade names of all the vehicle emissions testing stations and the mobile vehicle emissions testing operation, except that Purchaser shall not have the right to use NRH Enterprises, Inc. or Holbrook Tesaco, Inc. or any derivative thereof.

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(6)    Funds Received After Closing. Any and all funds received by Seller after the Closing in respect of the Business, other than amounts received in respect of the Retained Assets, shall be remitted to the Purchaser immediately upon receipt. Any and all funds received by the Purchaser after Closing in respect of the Retained Assets shall be remitted to the Seller immediately upon receipt.

(7)    Lease. Seller agrees to assist Purchaser in securing an assignment of the lease between the Seller and those property owners affected thereby.

(8)   Emissions Testing Equipment. Seller will not have any operational emission analyzers and dynamometers in any site they may have or will have in the next two (2) years from the date of the closing of this Agreement.

(9)          Property Taxes. The parties agree that there will not be any pro-ration of property taxes between Seller and Purchaser.

(10)        Insurance. Purchaser agrees to have all state required liability and garage insurance in effect immediately after closing on all real estate assignments.

(11)        Mobile Testing. Seller agrees to assist Purchaser in the maintaining all customers of the mobile testing units.

(12)        Tax Matters.

  (a)   The Seller Parties shall pay all Taxes arising from or relating to the Contemplated Transactions if any, due as a result of the purchase, sale or transfer of the Assets in accordance herewith whether imposed by law on the Seller Parties or the Purchaser, and the Seller Parties shall indemnify, reimburse and hold harmless the Purchaser in respect of the liability for payment of or failure to pay any such Taxes or the filing of or failure to file any reports required in connection therewith.

  (b)    The Seller Parties on the one hand, and Purchaser, on the other hand, agree to furnish or cause to be furnished to each other, upon request, such information and assistance (including access to books and records) relating to Seller and the Purchaser as is reasonably necessary for the preparation of any return, claim for refund or audit, and the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment.

5.    CONDITIONS TO PURCHASER=S OBLIGATION TO CLOSE. At the Closing, it shall be a condition of Purchaser=s obligation to consummate the Contemplated Transactions that the following shall be true:

(1)  Representations and Warranties True. All of the representations and warranties of Seller contained in this Agreement shall be true, correct and complete as of the Closing Date.

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(2)  Performance. Seller shall have performed and complied with all covenants and agreements contained herein required to be performed or complied with by them prior to or at the Closing Date except as listed or amended.

(3)  Orders, Decrees, Judgments. No order, decree or judgment of any court or governmental body shall have been issued and remain in effect at such date restraining, prohibiting, restricting or delaying the consummation of the Contemplated Transactions.

(4)  Consents. All consents or approvals required for the consummation of the Contemplated Transactions by any third party (including without limitation, lenders of the Purchaser or its parent company) shall have been obtained.

(5)  Governmental Approvals. All approvals, consents, permits or licenses from any federal, state or local governmental agency or body required in connection with the consummation of the Contemplated Transactions shall have been duly obtained prior to the Closing Date.

(6)  Release of Liens. Seller shall have delivered to Purchaser evidence of the release of all encumbrances on any and all of the Assets (other than Assumed Liabilities), whether or not indicated on a lien search.

(7)  Diligence. Purchaser shall have found the results of its diligence investigation of Seller to be satisfactory in Purchaser=s sole discretion.

(8)    Closing Documents. Seller and the Members shall have delivered to Purchaser the following documents:

  (a)  a copy of the resolutions duly adopted by the Seller=s Attorney and members authorizing the execution, delivery, and performance of this Agreement and the consummation of the Contemplated Transactions, certified by an officer of the Seller;

  (b)  a certificate (dated not less than 5 days prior to the Closing Date) of the Secretary of State of the State of Georgia as to the good standing of the Seller;

  (c)  a legal opinion in form and substance satisfactory to Purchaser;

  (d)  unaudited financial statements and Georgia Clean Air Force management reports for each monthly financial period subsequent to December 31, 2003 and prior to the Closing Date;

  (e)           customary and reasonable non-solicitation and non-competition agreements that are acceptable to Purchaser; and

  (f)  such other documents relating to the Contemplated Transactions as Purchaser reasonably requests.

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6.    CONDITIONS TO SELLER=S OBLIGATIONS TO CLOSE. At the Closing, it shall be a condition to Seller = s obligation to consummate the Contemplated Transactions that the following shall be true:

(1)  Representations and Warranties True. All of the representations and warranties of Purchaser contained in this Agreement shall be true, correct and complete as of the Closing Date.

(2)  Performance. Purchaser shall have performed and complied with all covenants and agreements contained herein required to be performed or complied by the Purchaser prior to or at the Closing Date except where amended.

(3)  Orders, Decrees, Judgments. No order, decree or judgment of any court or governmental body shall have been issued and remain in effect at such date restraining, prohibiting, restricting or delaying the consummation of the Contemplated Transactions.

(4)  Consents. All consents or approvals required for the consummation of the Contemplated Transactions by any third party (including without limitation, lenders of the Purchaser or its parent company) shall have been obtained.

(5)  Governmental Approvals. All approvals, consents, permits or licenses from any federal, state or local governmental agency or body required in connection with the consummation of the Contemplated Transactions shall have been duly obtained prior to the Closing Date.

(6)  Closing Documents. Purchaser shall have delivered to Seller such documents relating to the Contemplated Transactions as Sellers reasonably requests.

7.    INDEMNIFICATION.

(1)  Indemnification Of Purchaser. Seller, jointly and severally, shall indemnify and hold harmless Purchaser against and in respect of all demands, claims, actions, liabilities, damages, losses, judgments, assessments, costs and expenses (including without limitation interest, penalties and attorney fees) (individually a "Claim" and collectively the "Claims" ) asserted against, resulting to, imposed upon or incurred by Purchaser, directly or indirectly, and arising out of or resulting from (a) a breach of any representation, warranty, covenant or agreement made or to be performed by Seller or Purchaser under this Agreement, (b) any requirement that Purchaser satisfy or perform any Liability of Sellers that is not an Assumed Liability, or (c) any fraud or willful misconduct by the Seller or the Members in connection with this Agreement or the Contemplated Transactions.

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(2)  Notification. Purchaser if seeking indemnification hereunder shall hereinafter be referred to as the "Indemnified Party" and Seller shall hereinafter be referred to as the "Indemnifying Party". The Indemnified Party shall, upon becoming aware or being put on notice of the existence of a Claim with respect to which the Indemnified Party may be entitled to indemnification pursuant to this Section 7, promptly notify the Indemnifying Party in writing of such matter. The failure of the Indemnified Party to notify the Indemnifying Party of any Claim with respect to which the Indemnified Party may be entitled to indemnification hereunder will not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party except to the extent the Indemnifying Party is materially prejudiced thereby; provided, that the Indemnified Party shall be deemed to have notified the Indemnifying Party by giving written notice of any such Claim to the Seller.

(3)  Settlement and Defense of Claims. Except as hereinafter provided, upon receiving notice thereof, the Indemnifying Party shall have the right to settle at its own cost and expense all Claims which are susceptible of being settled or defended, and to defend, through counsel of its own choosing and at its own cost and expense, any third party action which may be brought in connection therewith; provided, that the Indemnifying Party shall be required to keep the Indemnified Party fully and currently informed of all settlement negotiations and of the progress of any litigation; and provided further that the Indemnified Party shall have the right to fully participate in the defense or settlement of any Claim at its own expense, except for its reasonable attorneys fees which shall be paid by the Indemnifying Party, if a third legal counsel chosen by the legal counsel of the Sellers and the Indemnified Party determines that: (a) there are or may be legal defenses available to such Indemnified Party that are different from or additional to those available to Indemnifying Party and which could not be adequately advanced by counsel chosen by the Indemnified Party, or (b) a conflict or potential conflict exists between Indemnifying Party and such Indemnified Party that would make such separate representation advisable. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which consent shall not unreasonably be withheld, settle or compromise or consent to the entry of any judgment in any pending or the threatened claim, action or proceeding to which such Indemnified Party is a party.

(4)  Cooperation of Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party in connection with the settlement or defense of any Claim. In addition, except as hereinafter provided, the Indemnified Party shall not pay or voluntarily permit the determination of any Claim while the Indemnifying Party is negotiating the settlement thereof or litigating the Claim, except with the prior written consent of the Indemnifying Party.

(5)  Assumption by Indemnified Party. Notwithstanding anything contained herein to the contrary, the Indemnified Party may, by releasing the Indemnifying Party from liability to him or it with respect to such Claim, take over and assume the settlement and defense of any Claim.

(6)  Purchaser Indemnification. In no event shall the Purchaser have any liability whatsoever to the Seller Parties in connection with Section 7 of this Agreement or otherwise.

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8.         General Provisions .

(1)  Expenses. Each party shall pay its own legal, accounting and other expenses.

(2)  Headings. Headings are for convenience and are not admissible as to construction.

(3)  Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered, mailed from within the United States by certified or registered mail, or sent by overnight courier or delivery service or facsimile transmission to the applicable address appearing in the preamble to this Agreement, or to such other address as either party may have designated by like notice forwarded to the other party hereto. All notices, except notices of change of address, shall be deemed given three business days after they have been mailed by certified of registered mail, one business day if they have been mailed by overnight courier or delivery service, or immediately if they have been hand delivered or faxed, and notices of change of address shall be deemed given when received. Notice shall be sent to the following addresses, unless otherwise changed as set forth herein:

  To Purchaser:
  Speedemissions, Inc.
  1139 Senoia Road, Suite B
  Tyrone, GA 30290
  Phone: (770) 306-7667

  To Seller:
  NRH Emissions, Inc. d/b/a PROCAM Emissions and Holbrook Texaco, Inc.
  Attn: Hilda Holbrook
  1869 Cobb Parkway, Suite 950
  Marietta, GA 30008
  Phone:(770) 953-2043

With a copy to:	With a copy to:

Global Capital Advisors, Ltd.	Slade and Associates
Attn: Lewis Lester	Attn: H. Geoffrey Slade, Sr.
106 Colony Park Drive, Suite 900	225 North Jeff Davis Drive
Cumming, GA 30040	Fayetteville, GA 30214
Phone (678) 947-0028	Phone (770) 719-9106

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  With a copy to:

  W. R. Robertson
  Club Office Park
  Suite C15
  450 Powder Springs Street
  Marietta, Georgia 30064-3561
  Phone (770) 422-0200

(4)   Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

(5)    Application of Law. This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the laws of the State of Georgia.

(6)    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(7)    Arbitration. Any controversy or claim arising out of or relating to this Agreement or any related agreement shall be settled by arbitration in accordance with the following provisions:

    (a)  The agreement of the parties to arbitrate covers all disputes of every kind relating to or arising out of this Agreement or any of the Contemplated Transactions. Disputes include actions for breach of contract with respect to this Agreement, as well as any claim based upon tort or any other causes of action relating to the Contemplated Transactions, such as claims based upon an allegation of fraud or misrepresentation and claims based upon a federal or state statute. In addition, the arbitrators selected according to procedures set forth below shall determine the arbitrability of any matter brought to them, and their decision shall be final and binding on the parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States. The forum for the arbitration shall be Atlanta, Georgia, and the governing law for the arbitration shall be the law of the State of Georgia, without reference to its conflicts of laws provisions. There shall be three arbitrators, unless the parties are able to agree on a single arbitrator. In the absence of such agreement within 10 days after the initiation of an arbitration proceeding, Seller shall select one arbitrator and Purchaser shall select one arbitrator, and those two arbitrators shall then select, within 10 days, a third arbitrator. If those two arbitrators are unable to select a third arbitrator within such 10 day period, a third arbitrator shall be appointed by the commercial panel of the American Arbitration Association. The decision in writing of at least two of the three arbitrators shall be final and binding upon the parties. Each party shall bear its own fees and expenses with respect to the arbitration and any proceeding related thereto and the parties shall share equally the fees and expenses of the American Arbitration Association and the arbitrators.

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    (b)  The arbitration shall be administered by the American Arbitration Association. The rules of arbitration shall be the Commercial Arbitration Rules of the American Arbitration Association, as modified by any other instructions that the parties may agree upon at the time, except that each party shall have the right to conduct discovery in any manner and to the extent authorized by the Federal Rules of Civil Procedure as interpreted by the federal courts. If there is any conflict between those rules and the provisions of this section, the provisions of this section shall prevail.

    (c)  The arbitrators shall be bound by and shall strictly enforce the terms of this Agreement and may not limit, expand or otherwise modify its terms. The arbitrators shall not have power to award damages in connection with any dispute in excess of actual compensatory damages and shall not multiply actual damages or award consequential or punitive damages.

(8)   No Third-Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

(9)   Legal Fees and Costs. If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, each party shall pay its own legal fees and costs.

(10)       Binding Agreements; Non Assignability. Each of the provisions and agreements herein contained shall be binding upon and inure to the benefit of the personal representatives, heirs, devisees and successors of the respective parties hereto; but none of the rights or obligations attaching to either party hereunder shall be assignable, unless specifically noted.

(11)        Entire Agreement; Waiver. This Agreement of the parties hereto with respect to the subject matter hereof, and no amendment, waiver, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof and duly approved and executed by each party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof of the exercise of any other right, power or privilege. The rights and remedies herein shall be cumulative and not exclusive of any right or remedies provided by law.

[Signatures on Following Page]

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IN WITNESS WHEREOF , the parties have executed this Agreement effective as of the day and year first above written.

"PURCHASER"

As to Speedemissions, Inc.	Speedemissions, Inc.

/s/ Geoffrey Slade	By: /s/ Rich Parlontieri

Witness	Name: Rich Parlontieri
Title: President/CEO

"SELLER"
As to NRH Enterprises	NRH Enterprises, Inc.
d/b/a PROCAM Emissions and
d/b/a Georgia Emissions

/s/ unintelligible	By: /s/ Hilda M. Holbrook

Witness	Name: Hilda M. Holbrook
Title: President

As to Holbrook Texaco, Inc.	Holbrook Texaco, Inc.
d/b/a Georgia Emissions

/s/ unintelligible	By: /s/ Hilda M. Holbrook

Witness	Name: Hilda M. Holbrook
Title: President

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Schedule 1

Assets of NRH Enterprise

1869 Cobb Parkway

All business operating bank checking accounts as of close of business on January 21, 2003
2 ESP dynometers
2 ESP analyzers
2 Maha dynometers
2 John Black analyzers
1 Coleman BlackMax compressor
3 lifts in shop
1 phone
2 buildings
1 Shop Vac
1 time clock
1 4 drawer file cabinet
3 sets of Blue Point WR-100 wheel locks
1 ESP dynometer in storage
1 ESP analyer in storage
1 battery jump box
1 refrigerator
1 1996 Ford Aerostar VIN 40047

2625 South Cobb Drive

2 ESP dynometers
2 ESP analyzers
1 desk
1 copy machine
1 cash register
1 coke machine
1 vending machine
2 sets of Blue Point WR-100 wheel locks

731 Powder Springs Road

1 ESP dynometer
1 ESP analyzer
1 John Bean analyzer
1 compressor
2 buildings
1 tire changer
1 tire balancer
2 sets of Blue Point WR-100 wheel locks

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                Assets of Holbrook Texaco, Inc.

Van M03 VIN 40045
Van M05 VIN C03971
Van M09 VIN 34725
Van M10 VIN 94705
1 ESP analyzer
6 SPX analyzers
1 SUN analyzer
4 analyzers used for parts only
3 computers
3 monitors
3 inkjet printers
1 dot matrix printer
3 keyboards
3 mice
1 fax machine
3 desks
4 4 drawer metal file cabinets
2 2 drawer wood file cabinets
1 wood credenza
1 large wall mirror
4 office chairs on wheels
1 refrigerator
2 kitchen cabinets
2 tables
1 microwave oven
1 toaster oven
1 set dishes
3 kitchen chairs
2 fabric chairs
3 bulletin boards
1 white board

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Schedule 2

Retained Liabilities

1.    Any Liability arising out of or relating to products of Seller to the extent manufactured or sold prior to the Closing Date;

2.         Any Liability under any contract assumed by Buyer that arises after the Closing Date but that arises out of or relates to any breach that occurred prior to the Closing Date;

3.         Any Liability of Seller for taxes, including (A) any taxes arising as a result of Seller's operation of its business or ownership of the Assets prior to the Closing Date, (B) any taxes that will arise as a result of the sale of the Assets pursuant to this Agreement and (C) any deferred taxes of any nature;

4.        Any Liability under any contract not assumed by Purchaser, including any Liability arising out of or relating to Seller's credit facilities or any security interest related thereto;

5.        Any Liability under the Plans or relating to payroll, vacation, workers' compensation, unemployment benefits or any other employee plans or benefits of any kind for Seller's employees or former employees or both;

6.         Any Liability under any employment, severance, retention or termination agreement with any employee of Seller or any affiliates of any employees of Seller;

7.         Any Liability arising out of or relating to any employee grievance whether or not the affected employees are hired by Purchaser;

8.        Any Liability of Seller under this Agreement or any other document executed in connection with the Contemplated Transactions; and

9.        Any Liability of Seller based upon Seller's acts or omissions occurring after the Closing Date.

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